UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

2020 Robert-Bourassa Blvd.

Suite 200

Montreal, Québec

Canada

H3A 2A5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE:

AMENDMENTS TO SENIOR SECURED CREDIT FACILITIES

On August 31, 2017, Birks Group Inc. (the “Company”) executed an amendment to its Third Amended and Restated Term Loan and Security Agreement, as amended (the “Term Loan Agreement”) and to its Second Amended and Restated Revolving Credit and Security Agreement, as amended (the “Revolver Agreement”). The amendments are part of the Company’s funding initiatives in order to provide it with greater financial resources for its operations and capital needs. The principal amendment to the Company’s Term Loan Agreement increased the loan amount under the Term Loan Agreement from $28.0 million to $31.0 million. The increased amount of $3.0 million bears interest at a rate equal to adjusted LIBOR plus 9.75% per annum and is due and payable in two equal payments of $1,500,000 each on December 22, 2017 and May 15, 2018.

The Revolver Agreement was amended to reflect the corresponding changes resulting from the amendments to the Term Loan Agreement.

The foregoing summary of the Term Loan Agreement and the Revolver Agreement are qualified in their entirety by reference to the actual Fifth Amendment to Third Amended and Restated Term Loan and Security Agreement dated as of August 31, 2017 and Tenth Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated as of August 31, 2017, which are filed as Exhibits 99.1 and 99.2, respectively, to this Form 6-K.

CONTENTS

The following document of the Registrant is submitted herewith:

99.1	Fifth Amendment to Third Amended and Restated Term Loan and Security Agreement dated as of August 31, 2017

99.2	Tenth Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated as of August 31, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC. (Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: September 12, 2017		Vice President, Legal Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Fifth Amendment to Third Amended and Restated Term Loan and Security Agreement dated as of August 31, 2017

Exhibit 99.2	Tenth Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated as of August 31, 2017